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JUDGE RENDERS DECISION IN FAVOR OF IUC'S APPLICATION TO PROCESS FUSRAP MATERIALS
AT WHITE MESA MILL

FEBRUARY 24, 1999 (IUC - TSE) ... INTERNATIONAL URANIUM CORPORATION (the "Company") is pleased to announce that a U.S. Atomic Safety and Licensing Board ("ASLB") Panel Judge has ruled in favor of IUC's license amendment to allow IUC to receive and process approximately 45,000 tons of uranium-bearing soil material excavated from the Ashland 2 site, located near Buffalo, New York, at its White Mesa Mill ("Mill") in Utah. The environmental remediation of the Ashland 2 site is being administered by the U.S. Army Corps of Engineers ("Corps") under the Department of Energy's Formerly Utilized Sites Remedial Action Program ("FUSRAP") which involves the clean up of former defense sites in the U.S. This project is particularly noteworthy as it marks the first time that the U.S. government has elected to recycle this material to recover uranium before final disposal.

The White Mesa Mill ("Mill") was designed to process conventionally mined ores to recover uranium. In addition, the Mill can also process "alternate feeds" to recover uranium. Alternate feeds are uranium-bearing byproduct materials from other processing facilities that are usually classified as waste products to the generators of these materials. IUC can process these uranium-bearing materials and recover uranium, in some cases, at a fraction of the cost of processing conventional ore. In other cases, such as FUSRAP materials, the generators of these alternate feed materials are willing to pay a recycling fee to IUC to process these materials to recover uranium and then dispose of the remaining byproduct. This gives IUC the ability to process alternate feeds and generate earnings that are largely independent of uranium market prices.

IUC can process conventional ores at the Mill under a license granted by the Nuclear Regulatory Commission ("NRC"). However, in order to process an alternate feed at the Mill, IUC needs to receive an amendment to its NRC license for each different alternate feed source. While the amendment process is routine, as with any government licensing process, these amendment requests are subject to challenge by interested parties. In the case of the Ashland 2 materials, the State of Utah ("State") filed such a challenge to IUC's amendment with the ASLB. The Ashland 2 materials, like most FUSRAP materials, are generally lower in uranium concentration than the alternate feeds previously processed at the Mill. The State objected to the processing of the Ashland 2 materials on the basis that the recycling fee paid to IUC by the Corps far exceeded the expected value of the contained uranium. As such, the State claimed that the processing of the materials at the Mill for the recovery of uranium was merely a "sham," and that the materials should therefore be disposed of directly in a disposal-only facility. Generally, the State has jurisdiction over radioactive waste disposal-only operations, while the NRC has jurisdiction over uranium processing and disposal operations.

In rendering his decision, ASLB Judge Peter B. Bloch concluded that IUC's license amendment met all of the requirements of the applicable statutes and guidance and therefore its amendment was appropriately granted to it. He noted that IUC produced the lowest bid for recycling these materials and that, from an environmental standpoint, it is preferable to extract uranium from waste materials before disposing of them. Finally, Judge Bloch noted that the State of Utah's position regarding sham disposal was unfounded, stating "It seems to me that the only "sham" that stops material from being [properly processed] is if it is not actually milled. If it is milled, then it is not a sham."

While this decision represents a major victory for IUC in its pursuit of the alternate feed processing business, the State of Utah has indicated that it intends to appeal Judge Bloch's decision to the Commissioners of the NRC for review. IUC is confident, however, that its position on the




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application of the regulatory guidance that allows the processing of these types of alternate feeds will be upheld by the Commissioners. IUC remains convinced that production of uranium from materials that are essentially a waste product will be a growing, profitable and environmentally preferable business for the future.

Headquartered in Denver, Colorado, IUC is engaged in the business of producing uranium concentrates from mined ores and waste byproducts, and the selling and trading of these concentrates in the international nuclear fuel market. In addition, IUC also produces and sells vanadium as well as other metals that can be produced as a co-product with uranium.


                             ON BEHALF OF THE BOARD

                                "Earl E. Hoellen"
                                    President